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                                  SCHEDULE 13D





                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                            COPLEY PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  217 454 107
                          ----------------------------
                                 (CUSIP Number)


Victor P. Patrick, Assistant General Counsel, AlliedSignal Inc.
101 Columbia Road, Morristown, New Jersey 07962-2245   201-455-5977
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 15, 1995
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
                                                                       ----

Check the following box if a fee is being paid with this statement
                                                                       ----




                               Page 1 of 10 pages


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                                  SCHEDULE 13D




CUSIP No. 217 454 107
                                                       Page 2 of 10 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AlliedSignal Inc.  22-264-0650

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)
                                                                       ----

                                                                   (b)
                                                                       ----

3     SEC USE ONLY

4     SOURCE OF FUNDS     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
                                                                       ----

6     CITIZENSHIP OR PLACE OF ORGANIZATION    -   Delaware

  NUMBER OF      7         SOLE VOTING POWER          0
   SHARES
BENEFICIALLY     8         SHARED VOTING POWER        0
  OWNED BY
    EACH         9         SOLE DISPOSITIVE POWER     0
 REPORTING
   PERSON       10         SHARED DISPOSITIVE POWER   0
    WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      0


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       ----

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11               0 percent


14    TYPE OF REPORTING PERSON                        EP

Item 1.           Security and Issuer.

                  This statement relates to the Common Stock ('Common Stock'), of Copley Properties, Inc., a Delaware corporation ('Copley'), the principal executive office of which is located at 399 Boylston Street, Boston, Massachusetts 02116.

Item 2.           Identity and Background.

                  The shares of Common Stock were purchased by Northern Trust Company as the trustee of the AlliedSignal Inc. Master Pension Trust (the 'Master Pension Trust') pursuant to the instructions of AlliedSignal Inc., a Delaware corporation ('AlliedSignal') for the account of certain funds of the Master Pension Trust which AlliedSignal manages. This statement amends and restates AlliedSignal's Schedule 13D filing made on April 23, 1990, as amended by Amendment No. 1 filed October 9, 1990. AlliedSignal is a diversified manufacturing company with businesses in aerospace, automotive and engineered materials. AlliedSignal's principal office is located at 101 Columbia Road, Morristown, New Jersey 07962-2497.

                  Schedule A to this statement sets forth with respect to each executive officer and director of AlliedSignal the following information: (a) name; (b) business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All of such persons are U.S. citizens except for Hans B. Amell (Sweden) and Paul R. Schindler (France).

                  Neither   AlliedSignal   nor,   to  the  best   knowledge   of
AlliedSignal, any person listed on Schedule A hereto has during the last five years (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Master Pension Trust purchased a total of 312,700 shares of Common Stock in a number of transactions beginning in 1990. The funds for these purchases were obtained from funds available for investment in the Master Pension Trust.

Item 4.           Purpose of Transaction.

                  The Master Pension Trust acquired the Common Stock referred to in Item 3 in various transactions beginning in 1990 for the purpose of investment. The Master Pension Trust also considered whether it should acquire the entire equity interest in Copley or in the alternative invest in a limited partnership which might be formed for the purpose of acquiring Copley. At the time it completed its purchases, The Master Pension Trust owned 312,700 shares, or approximately 8.72% of the class of Copley Common Stock.

Item 5.           Interest in Securities of the Issuer.

                  See Items 7 through 13 of the cover page of this statement for the aggregate number and percentage of the class of Common Stock beneficially owned by the Master Pension Trust.

                  From July 1995 through September 1995 The Master Pension Trust reduced its beneficial ownership of Common Stock in sales transactions as follows:


                           Type of                             Approximate Percentage of
Date    No. Shares Sold  Transaction                            Class Owned After Sale
7/21/95       1,500       AMEX                                          8.68%
7/25/95       8,500       AMEX                                          8.45%
9/15/95     302,700       Private Sale to EastGroup Properties          0.00%

Item 6.           Contracts, Arrangement, Understandings or Relationships.

                  As  detailed  under  Item 5,  The  Master  Pension  Trust  and
EastGroup Properties entered into an Agreement, dated as of September 15, 1995, filed as Schedule B to Amendment No. 2 to this statement, providing for the sale to EastGroup Properties of 302,700 shares of Common Stock at a price of $12.50 per share.

Item 7. Material to be Filed as Exhibits.

                  Agreement  dated  September 15, 1995 by and between The Master
Pension Trust and EastGroup Properties.

                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 21, 1995                      ALLIEDSIGNAL INC.



                                               By: /s/ Edward T. Tokar
                                                  ---------------------------
                                                    Edward T. Tokar
                                                    Vice President - Investments


















                                  Page 4 of 10



                                                                      Schedule A


                               AlliedSignal Inc.
                       Directors with Titles & Businesses


Becherer, Hans W.                          Deere & Company
Chairman and                               John Deere Road
Chief Executive Officer                    Moline, IL  61265-8098
                                           309-765-4114

Bossidy, Lawrence A.                       AlliedSignal Inc.
Chairman of the Board and                  101 Columbia Road
Chief Executive Officer                    Morristown, NJ  07962
                                           201-455-6551

Covert, Eugene E.                          Massachusetts Institute of Technology
T. Wilson Professor of Aeronautics         77 Massachusetts Avenue
                                           Bldg. 33, Room 215
                                           Cambridge, MA 02139
                                           617-253-2604

Fudge, Ann M.                              Kraft Foods, Inc. and
Executive Vice President                   Maxwell House Division
General Manager                            250 North Street
                                           White Plains, NY 10625
                                           914-335-2413

Kelley, General Paul X.                    Cassidy & Associates
Vice Chairman for Corporate Strategy       700 13th Street, N.W., Suite 400
                                           Washington, D.C. 20005
                                           202-824-6000

Luciano, Robert P.                         Schering-Plough Corporation
Chairman and Chief Executive Officer       One Giralda Farms
                                           Madison, NJ 07940
                                           201-822-7440

Palmer, Russell E.                         The Palmer Group
Chairman and Chief Executive Officer       3600 Market Street, Suite 530
                                           Philadelphia, PA 19104
                                           215-243-2590

Seidenberg, Ivan G.                        NYNEX Corporation
Chairman and Chief Executive Officer       1113 Westchester Avenue - Room 467
                                           White Plains, NY 10604
                                           914-644-6440

Sigler, Andrew C.                          Champion International Corporation
Chairman and Chief Executive Officer       One Champion Plaza
                                           Stamford, CT 06921
                                           203-358-7324

Stafford, John R.                          American Home Products Corporation
Chairman, President and                    Five Giralda Farms
Chief Executive Officer                    Madison, NJ 07940-0874
                                           201-660-5008

Stafford, Thomas P.                  General Technical Services, Inc.
Consultant                           4200 Perimeter Center Drive - Suite 102
                                     Oklahoma City, OK 73112
                                     405-947-1442

Winters, Robert C.                   The Prudential Insurance Company of America
Chairman Emeritus                    751 Broad Street
                                     Newark, NJ 07102-3777
                                     201-802-7722

                               AlliedSignal Inc.
                       Officers with Titles and Addresses



Amell, Hans B.                           AlliedSignal Inc.
Vice President - Marketing               101 Columbia Road
                                         Morristown, NJ 07962
                                         201-455-4200

Barpal, Isaac R.                         AlliedSignal Inc.
Senior Vice President and                101 Columbia Road
Chief Technology Officer                 Morristown, NJ 07962
                                         201-455-2001

Barter, John W.                          AlliedSignal Automotive
Executive Vice President and President   20650 Civic Center Drive
                                         P. O. Box 5029
                                         Southfield, MI 48086-5029
                                         810-827-5660

Bossidy, Lawrence A.                     AlliedSignal Inc.
Chairman of the Board and                101 Columbia Road
Chief Executive Officer                  Morristown, NJ 07962
                                         201-455-6551

Burnham, Daniel P.                       AlliedSignal Aerospace
Executive Vice President and President   2525 West 190th Street
                                         Torrance, CA 90504-6099
                                         310-512-3636

Cole, Kenneth W.                         AlliedSignal Inc.
Vice President - Government Relations    1001 Pennsylvania Avenue, NW, Suite 700
                                         Washington, DC 20004
                                         202-662-2670

D'Aloia, G. Peter                        AlliedSignal Inc.
Vice President and Controller            101 Columbia Road
                                         Morristown, NJ 07962
                                         201-543-2935

de Lacy, Catharine M.                    AlliedSignal Inc.
Vice President - Health, Safety &        101 Columbia Road
Environmental                            Morristown, NJ 07962
                                         201-455-6106

Garvey, Nancy A.                         AlliedSignal Inc.
Vice President and Treasurer             101 Columbia Road
                                         Morristown, NJ 07962
                                         201-455-4427

Kreindler, Peter M.                      AlliedSignal Inc.
Senior Vice President,                   101 Columbia Road
General Counsel and Secretary            Morristown, NJ 07962
                                         201-455-5513

Poses, Frederic M.                       AlliedSignal Engineered Materials
Executive Vice President and President   101 Columbia Road
                                         Morristown, NJ 07962
                                         201-455-3500

Redlinger, Donald J.                          AlliedSignal Inc.
Senior Vice President -                       101 Columbia Road
Human Resources and Communications            Morristown, NJ 07962
                                              201-455-3997

Schindler, Paul R.                            AlliedSignal Inc.
Senior Vice President - International         Suite 3812-16, 38/F
                                              Shell Tower, Times Square
                                              1 Matheson Street
                                              Causeway Bay, Hong Kong
                                              011-852-506-9009
                                              201-455-6026 (Morristown)

Schroeder, Richard P.                         AlliedSignal Inc.
Vice President - Manufacturing                101 Columbia Road
                                              Morristown, NJ 07962
                                              201-455-3468

Sierk, James E.                               AlliedSignal Inc.
Senior Vice President -                       101 Columbia Road
Quality and Productivity                      Morristown, NJ 07962
                                              201-455-2148

Stark, Raymond C.                             AlliedSignal Inc.
Vice President - Materials Management         101 Columbia Road
                                              Morristown, NJ 07962
                                              201-455-3131

Wallman, Richard F.                           AlliedSignal Inc.
Senior Vice President and                     101 Columbia Road
Chief Financial Officer                       Morristown, NJ 07962
                                              201-455-5107

CONFORMED COPY                                                        Schedule B

                                                      September 15, 1995

EastGroup Properties
P.O. Box 22728
Jackson, MS 39225-2728


   Re: Purchase and Sale of 302,700 Common Shares of Copley Properties, Inc.
       ---------------------------------------------------------------------

Dear Sirs:

                  Upon the terms and subject to the conditions set forth in this letter, The AlliedSignal Inc. Master Pension Trust (the 'Trust') has agreed to sell, and EastGroup Properties ('EastGroup') has agreed to purchase, 302,700 common shares (CUSIP #217 454 107) of Copley Properties, Inc. (the 'Shares').

                  The trade date for the purchase and sale of the Shares shall be the first date after the date hereof upon which the Shares trade 'ex-dividend' on the American Stock Exchange. Settlement shall occur through the accounts of Northern Trust Company, on behalf of the Trust, and Deposit Guaranty National Bank, on behalf of EastGroup, at the Depository Trust Company three business days after the trade date (the 'Settlement Date'). The consideration for the purchase and sale of the Shares shall be $12.50 per Share, which EastGroup shall pay the Trust in U.S. federal funds currently and immediately available to an account of the Trust to be identified in writing by the Trust to EastGroup at least one business day prior to the Settlement Date, in the amount of Three Million Seven Hundred Eighty Three Thousand Seven Hundred and Fifty U.S. Dollars (US $3,783,750.00) prior to 1:00 p.m., prevailing New York City time, on the Settlement Date.

                  The parties acknowledge and agree that the dividend payable by Copley on October 10, 1995 shall be the property of the Trust.

                  Each party represents and warrants to the other that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the purchase and sale of the Shares.

                  This agreement shall be governed by and construed under the laws of the State of New York applicable to contracts entered into and to be performed within that State.

                  Please sign below to confirm your understanding and agreement of the terms set forth above.

                                      Sincerely,

                                      The AlliedSignal Inc. Master Pension Trust

                                      By: Northern Trust Company,
                                          As Trustee


                                      By: /s/ Susan M. Spalding
                                          ---------------------
                                      Name: Susan M. Spalding
                                      Title: Vice President

Acknowledged and Agreed:

EastGroup Properties



By: /s/ Leland R. Speed
    -------------------
Name: Leland R. Speed
Title: Chief Executive Officer and Managing Trustee

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